Mail Stop 3010

July 16, 2009

VIA USMAIL and FAX (713) 850-0498

Mr. Chad Braun
Executive Vice President, Chief Financial Officer, Treasurer and Secretary of AmREIT
Monthly Income & Growth Corporation, the General Partner
AmREIT Monthly Income & Growth Fund III, Ltd.
8 Greenway Plaza, Suite 1000
Houston Texas 77046

> **Re:** **AmREIT Monthly Income & Growth Fund III, Ltd.**
> **File No. 000-52619**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**

Dear Mr. Chad Braun:

We have reviewed your response letter dated June 4, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 5. Market for Common Equity … page 18

1.  We note your response to comment 3 of our letter dated May 21, 2009. Please confirm that in future filings you will specifically disclose the dollar amount of distributions paid from borrowings and any other source other than cash flows from operations.

2.  We note that you received three redemption requests during the first quarter of 2009, but that you only granted one request. Please tell us why you granted one request and denied the other two.

<u>Item 6.  Management's Discussion and Analysis and Plan of Operation, page 20</u>

3.      We note your response to prior comment 6.  Please confirm that you will also include disclosure regarding the current economic environment in your quarterly reports on Form 10-Q.

<u>Financial Statements and Notes</u>

<u>Report on Independent Registered Public Accounting Firm, page F-2</u>

4.      We read your response to comment nine.  Please note that we will monitor your amended Form 10-K for compliance with our prior comment.

<u>Note 8 – Partners' Capital and Minority Interest</u>

<u>Limited Optional Redemption, page F-16</u>

5.      We considered your response to comment 12. We noted the redemption terms are stated in the Private Offering Memorandum. Please confirm that, as we presume, the redemption terms stated in the Private Offering Memorandum and the Agreement of Limited Partnership are identical. If not, explain the differences and how you evaluated them under EITF Topic D-98.

6.      Please clarify whether any aspect of the redemption feature would require cash settlement by you under any circumstances, and tell us the exact terms within the Agreement of Limited Partnership that support your response.

<u>General</u>

7.      Please provide, in writing a statement acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Chad Braun
AmREIT Monthly Income and Growth Fund III, Ltd.
July 16, 2009
Page 3

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 with any other questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant